



05038564

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35386

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2004___ AND ENDING___December 31, 2004___
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hibernia Invesments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___313 Carondelet Street___
                      (No. and Street)

New Orleans	Louisiana	70130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Ronald J. DeBlanc___   504-533-5379
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Ernst & Young LLP___
                        (Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

RECEIVED
MAR 0 1 2005
WASH. DC
185
SECTION

PROCESSED
MAR 1 8 2005
THOMSON
FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Ronald J. DeBlanc _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hibernia Invesments, LLC _____, as of February 28 _____, 20 05 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____ *Ronald J. DeBlanc* _____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public *Commission No* 03546

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i)   Broker or Dealer

     Name: HIBERNIA INVESTMENTS, LLC.

     Address:

               313 CARONDELET STREET, NEW ORLEANS, LA 70130

     Telephone:
               (504) 533-5379

     SEC Registration Number: 8-35386

     NASD Registration Number: 17526

(ii)   Accounting Firm

     Name: ERNST & YOUNG

     Address: 5 TIMES SQUARE, NEW YORK, NY   10036

     Telephone:
               (504) 581-4200

     Accountant's State Registration Number: (LOUISIANA) PERMIT # 1013

(iii) Audit date covered by the Agreement:

                        (Month)   (Day)   (Year)

                        DECEMBER   31   2004

(iv)   The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

          ( )   is for the annual audit only for the fiscal year ending 2____*

          (xx) is of a continuing nature providing for successive annual audits.

          *   if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: _____

Name: _____RONALD J. DeBLANC_____

(By Firm's FINOP or President)

Title: _____CHIEF FINANCIAL OFFICER_____ Date: _2/28/05_

Hibernia Investments, L.L.C.

Financial Statements and Supplementary Information

Years ended December 31, 2004 and 2003



Contents

 **ERNST & YOUNG**

▢ Ernst & Young LLP   ▢ Phone: (504) 581-4200
3900 One Shell Square   www.ey.com
701 Poydras Street
New Orleans, Louisiana 70139-9869

Report of Independent Registered Public Accounting Firm

The Member and Board of Directors
Hibernia Investments, L.L.C.

We have audited the accompanying statements of financial condition of Hibernia Investments, L.L.C. (a wholly owned subsidiary of Hibernia National Bank) (the "Company") as of December 31, 2004 and 2003, and the related statements of income, changes in subordinated borrowings, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hibernia Investments, L.L.C. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 23, 2005

Hibernia Investments, L.L.C.

Statements of Financial Condition

	December 31	
	2004	2003
Assets		
Cash on deposit with Hibernia National Bank	$ 24,675	$ 12,554
Investment in money market mutual fund, at cost which approximates market value	1,926,294	2,296,334
Due from customers and brokers and dealers for unsettled transactions	13,744	24,236
Commissions receivable from clearing broker and others	1,156,165	1,072,391
Deposit with clearing broker	100,000	100,000
Premises, furniture and equipment	498,094	450,527
Software	23,242	37,316
	$ 3,742,214	$ 3,993,358
Liabilities and Equity		
Liabilities:		
Commissions payable to brokers and dealers	$ 654,797	$ 625,101
Payable to brokers and dealers for unsettled transactions	13,744	24,236
Due to Hibernia National Bank	3,729	5,899
Other liabilities	241,398	172,289
	913,668	827,525
Equity:		
Member's equity	2,828,546	3,165,833
	$ 3,742,214	$ 3,993,358

See accompanying notes.

Hibernia Investments, L.L.C.

Statements of Income

| | Year ended December 31 | |
	2004	**2003**
Income:		
Commissions	**$ 18,151,982**	$ 15,601,140
Interest and dividends	**44,429**	32,372
Losses on disposal of assets	**(182)**	(8,639)
	18,196,229	15,624,873
Expenses:		
Salaries, compensation and benefits	**10,830,952**	8,164,760
Commissions paid to clearing broker	**576,118**	531,311
Clearing broker and other operating charges	**2,137,657**	1,949,893
Occupancy	**612,193**	611,242
Equipment	**164,016**	155,465
	14,320,936	11,412,671
Income before income tax expense	**3,875,293**	4,212,202
State income tax expense	**12,580**	13,065
Net income	**$ 3,862,713**	$ 4,199,137

See accompanying notes.

Hibernia Investments, L.L.C.

Statements of Changes in Subordinated Borrowings

	2004	2003
Subordinated borrowings at January 1	$ -	$ -
Increases	-	-
Decreases	-	-
Subordinated borrowings at December 31	$ -	$ -

Hibernia Investments, L.L.C.

Statements of Changes in Member's Equity

Balance at December 31, 2002	$ 2,966,696
Net income for 2003	4,199,137
Dividend	(4,000,000)
Balance at December 31, 2003	3,165,833
Net income for 2004	3,862,713
Dividend	(4,200,000)
Balance at December 31, 2004	**$ 2,828,546**

See accompanying notes.

Hibernia Investments, L.L.C.

Statements of Cash Flows

| | Year ended December 31 | |
	2004	**2003**
Operating activities		
Net income	**$ 3,862,713**	$ 4,199,137
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Depreciation and amortization expense	**169,905**	175,978
Decrease (increase) in money market		
mutual fund	**370,040**	(287,417)
Losses on disposal of assets	**182**	8,639
Increase in commissions receivable		
from clearing broker and others	**(83,774)**	(429,239)
Decrease (increase) in other assets	**10,492**	(24,125)
Increase in liabilities	**86,143**	502,454
Net cash provided by operating activities	**4,415,701**	4,145,427
Investing activities		
Purchases of premises, furniture and equipment	**(204,307)**	(145,141)
Proceeds from the sale of premises, furniture and equipment	**727**	–
Net cash used by investing activities	**(203,580)**	(145,141)
Financing activities		
Dividend paid	**(4,200,000)**	(4,000,000)
Net cash used by financing activities	**(4,200,000)**	(4,000,000)
Increase in cash	**12,121**	286
Cash at beginning of year	**12,554**	12,268
Cash at end of year	**$ 24,675**	$ 12,554

See accompanying notes.

Hibernia Investments, L.L.C.

Notes to Financial Statements

December 31, 2004 and 2003

1. Organization and Significant Accounting Policies

Organization

Hibernia Investments, L.L.C. (the Company) is a wholly owned subsidiary of Hibernia National Bank (the Bank). The Bank is a wholly owned subsidiary of Hibernia Corporation (the Parent). The Company's principal business is to provide brokerage services to customers primarily throughout Louisiana and portions of Texas. The Company is registered with the Securities and Exchange Commission as a broker dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Premises, Furniture and Equipment

Premises, furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are 10 to 20 years for premises and leasehold improvements and 3 to 10 years for furniture and equipment.

Software

Software is stated at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated useful life of the software, which is generally four years.

Commissions

Commission income and expense are recorded on a settlement date basis, which approximates a trade date basis.

Hibernia Investments, L.L.C.
Notes to Financial Statements

1. Organization and Significant Accounting Policies (continued)

Income Taxes

The Company is a Limited Liability Company, and therefore is taxed as a partnership. Accordingly, the taxable income of the Company is passed through to its sole member and no federal or Louisiana state income tax provision is necessary for the Company. The Company is included in the Parent's consolidated federal income tax return.

The Company is subject to Texas franchise tax for operations in that state, a portion of which is based on income. The income portion is reported as state income tax expense.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. The Company does not consider its investment in the money market mutual fund to be a cash equivalent in the statement of cash flows based on regulatory guidelines.

Money Market Mutual Fund

The Company records its investment in the money market mutual fund at cost which approximates market value.

2. Related Parties

Various administrative expenses are paid by the Bank on the Company's behalf. In 2004 and 2003, the Bank charged the Company for its share of these expenses (primarily salaries, benefits and occupancy) totaling $11,554,018 and $8,897,750, respectively.

The Company owns shares in a money market mutual fund, Hibernia Cash Reserve (the Fund). The Bank serves as the investment advisor for the Fund; an unrelated entity serves as the Fund's distributor. The Company recorded dividend income on this investment of $39,779 in 2004 and $27,751 in 2003.

The balances due to Hibernia National Bank are intercompany balances that settle monthly.

Hibernia Investments, L.L.C.
Notes to Financial Statements

3. Services Agreement

The Company has an agreement with Pershing, L.L.C., a Bank of New York Securities Group Company, to provide certain services as the Company's agent. These services include carrying customers' cash and margin accounts on a fully-disclosed basis; executing transactions in the customers' accounts as instructed by the Company; preparing transaction confirmations and monthly statements for customers; settling contracts and transactions in securities on behalf of the Company; performing cashiering functions for customer accounts including receipt and delivery of securities purchased, sold, borrowed and loaned; providing custody and safekeeping of customers' securities and cash; and handling margin accounts, dividends and exchanges, and rights and tender offers. In connection with its agreement with Pershing, L.L.C. to provide these services, the Company made a $100,000 clearing deposit with Pershing, L.L.C. and agreed to compensate Pershing, L.L.C. on a "per-transaction" basis with a minimum compensation of $25,000 per calendar quarter. The agreement has no stated expiration date.

The Company acts as an introducing broker and substantially all customer transactions are cleared and carried on a fully disclosed basis. The Company is exposed to credit losses on unsettled transactions in the event of nonperformance by its customers. This risk of loss is limited to the change in the security price between the trade date and the settlement date. The Company has the right of offset against any deposit accounts maintained at the Bank by nonperforming customers. The Company did not incur credit losses on transactions not settled at December 31, 2004 and 2003.

4. Premises, Furniture and Equipment

The following table is a detail of premises, furniture and equipment.

| | December 31 | |
	2004	2003
Buildings	$ 180,432	$ 180,432
Leasehold improvements	132,580	131,683
Furniture and equipment	1,198,826	1,046,869
	1,511,838	1,358,984
Accumulated depreciation	(1,013,744)	(908,457)
Total premises, furniture and equipment	$ 498,094	$ 450,527

Hibernia Investments, L.L.C.
Notes to Financial Statements

5. State Income Taxes

The Company recorded state income tax expense related to its Texas operations of $12,580 and $13,065, in 2004 and 2003, respectively.

The Company paid $12,580 and $13,065 in state income taxes during 2004 and 2003, respectively.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of $250,000. At December 31, 2004, the Company had net capital of $1,917,774 calculated under the provisions of Rule 15c3-1.

7. Liabilities Subordinated to Claims of General Creditors

The Company is subject to the Securities and Exchange Commission's Rule 17a-5 regarding reports to be made by certain exchange members, brokers, and dealers. Under this rule, the Company is required to disclose liabilities subordinated to the claims of general creditors. At December 31, 2004 and 2003, the Company had no such liabilities.

8. Fair Value of Financial Instruments

Generally accepted accounting principles require disclosure of fair value information about financial instruments for which it is practicable to estimate fair value, whether or not the financial instruments are recognized in the financial statements. At December 31, 2004 and 2003, the carrying amount of cash, investment in money market mutual fund, receivables and deposit with clearing broker approximates the estimated fair value of these financial instruments.

9. Commitments and Contingencies

The Company is a party to certain legal proceedings arising from matters incidental to its business. Management and counsel are of the opinion that these actions will not have a material effect on the financial condition or operating results of the Company.

10

Supplementary Information
Required by SEC Rule 17a-5

Hibernia Investments, L.L.C.

Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2004

Net Capital:	
Member's equity	$ 2,828,546
Deduction for non-allowable assets:	
Commissions receivable from clearing broker and others	(349,214)
Premises and equipment	(498,094)
Other	(23,242)
Net capital before haircuts on securities	1,957,996
Haircuts on securities, computed, where applicable, pursuant to Rule 15c3-1	(40,222)
Net capital under Rule 15c3-1	$ 1,917,774
Aggregate indebtedness	$ 899,924
Excess Net Capital:	
Net Capital	$ 1,917,774
Less: Required Net Capital	250,000
Excess Net Capital	$ 1,667,774
Excess Capital at 1000% (Net Capital less 10% of Aggregate Indebtedness)	$ 1,827,782
Percent of Aggregate Indebtedness to Net Capital	47%
Reconciliation With Company's Computation (included in Part II of Form X-17A-5, as of December 31, 2004):	
Net capital, as amended in Company's Part II (Unaudited) FOCUS report	$ 1,917,890
Difference due to unearned income on open positions at December 31, 2004	(116)
Net capital per above	$ 1,917,774

12

Hibernia Investments, L.L.C.

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(2) thereof.

Hibernia Investments, L.L.C.

Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2004

The Company is exempt from Rule 15c3-3 pursuant to the provision of subparagraph (k)(2) thereof.

□ Ernst & Young LLP   □ Phone: (504) 581-4200
3900 One Shell Square   www.ey.com
701 Poydras Street
New Orleans, Louisiana 70139-9869

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

The Member and Board of Directors
Hibernia Investments, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Hibernia Investments, L.L.C. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 23, 2005